SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2007

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated July 30, 2007 relating to the date of Board Meeting for the purpose of, inter alia, approving the interim results of the Registrant and its subsidiaries for the six months ended June 30, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2007

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

DATE OF BOARD MEETING

The board of directors (the “Board”) of Hutchison Telecommunications International Limited announces that a meeting of the Board will be held on Tuesday, 21 August 2007 at 11:30 a.m. at 23rd Floor, Hutchison House, 10 Harcourt Road, Hong Kong for the purpose of, inter alia, approving the interim results of the Company and its subsidiaries for the six months ended 30 June 2007 and its publication.

By Order of the Board

Edith Shih Company Secretary

Hong Kong, 30 July 2007

As at the date of this announcement, the Directors are:

Executive Directors: Mr. Dennis Pok Man LUI Mr. Tim PENNINGTON	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mr. Frank John SIXT Mr. Michael John O’CONNOR Mr. Aldo MAREUSE

Alternate Directors:

Mrs. CHOW WOO Mo Fong, Susan

    (Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)

Mr. Amr EL-BAYOUMI

    (Alternate to Mr. Michael John O’Connor)

Mr. Ragy SOLIMAN

    (Alternate to Mr. Aldo Mareuse)

Mr. CHAN Ting Yu

    (Alternate to Mr. Dennis Pok Man Lui)

Mr. WOO Chiu Man, Cliff

    (Alternate to Mr. Tim Pennington)